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10027147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 0 1 2010

Washington, DC
112

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SEC FILE NUMBER
8- 52348

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2009___ AND ENDING___12/31/2009___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Ave, Suite 2850
_____
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Macari   212-218-4477
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
_____
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300	Vienna	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Joe Macari _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ , as
of _____ December 31 _____ , 20 _09_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

JOSEPH CHAN
Notary Public, State of New York
01CH6020174, Kings County
Expires 02/22/11

_____
Signature

COO, Hudson Housing Securities, LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT AUDITORS' REPORT

To the Member
Hudson Housing Securities LLC

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC, a wholly-owned subsidiary of Hudson Housing Capital LLC, as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Housing Securities LLC as of December 31, 2009, and the results of its operations, changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vienna, Virginia
February 11, 2010

Reznick Group, P.C.

www.reznickgroup.com

Hudson Housing Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	657,562
Total assets	$	657,562

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	6,250
Deferred revenue		141,280
Total liabilities		147,530
Member's equity		510,032
Total liabilities and member's equity	$	657,562

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF INCOME

Year ended December 31, 2009

Revenue		
Placement fees	$	2,855,675
Total revenue		2,855,675
Expenses		
Dues and filing fees		4,956
Professional fees		31,080
Occupancy		35,502
Salaries		202,041
Travel		22,637
Miscellaneous		19,838
Total expenses		316,054
		2,539,621
Other income		1,673
Net income	$	2,541,294

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2009

Balance, December 31, 2008	$	793,479
Distributions		(2,824,741)
Net income		2,541,294
Balance, December 31, 2009	$	510,032

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	2,541,294
Decrease in fees receivable		9,840
Decrease in accounts payable		(1,789)
Increase in deferred revenue		141,280
Net cash provided by operating activities		2,690,625
Cash flows from financing activities		
Distributions		(2,824,741)
Net cash used in financing activities		(2,824,741)
NET DECREASE IN CASH		(134,116)
Cash, beginning of year		791,678
Cash, end of year	$	657,562

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

1. **Organization and Summary of Significant Accounting Policies**

Hudson Housing Securities LLC (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Hudson Housing Capital LLC ("Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company remains in effect in perpetuity unless earlier terminated in accordance with their respective Limited Liability Company Agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns substantially all of its revenue through fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. Revenue is recognized upon admission of limited partners in the affiliated investor limited partnership.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Other Income

Other income consists of interest earned on the Company's operating account.

1. **Organization and Summary of Significant Accounting Policies (Continued)**

Recent Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

2. **Related Party Agreements**

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2009, the Company has fully reimbursed Hudson for such costs paid on behalf of the Company. During the year ended December 31, 2009, these services totaled $316,054.

3. **Concentration of Credit Risk**

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

4. **Net Capital Requirements**

The Company is in compliance with the net capital requirements of the SEC as well as the FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2009, the Company had net capital of $510,032. The Company had indebtedness of $147,530 at December 31, 2009, and, accordingly, the ratio of aggregate indebtedness to net capital was .29-to-1 at December 31, 2009.

5. **Subsequent events**

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through _____ and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.

SUPPLEMENTAL INFORMATION

Hudson Housing Securities LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

COMPUTATION OF NET CAPITAL

Line

1. Total ownership equity from statement of financial condition	$	510,032
5. Total capital and allowable subordinated liabilities		510,032
6. Deduction: Nonallowable assets		-
10. Net capital	$	510,032

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line

11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	9,835
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	9,835
14. Excess net capital	$	500,197
15. Excess net capital at 1000%	$	495,279

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	147,530
20. Percentage of aggregate indebtedness to net capital		28.93%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2009

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Hudson Housing Securities LLC

SIPC ASSESSMENT

December 31, 2009

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $2,519 for the year ended December 31, 2009. This assessment has been paid as of December 31, 2009.



Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member
Hudson Housing Securities LLC

In planning and performing our audit of the financial statements of Hudson Housing Securities LLC (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

- 17 -

www.reznickgroup.com


Reznick Group

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Vienna, Virginia
February 11, 2010

Reznick Group, P.C.